FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the three months ended September 30, 2010, filed on November 12, 2010 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: November 15, 2010

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

September 30, 2010

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30, 2010	Six months ended September 30, 2009	Three months ended September 30, 2010	Three months ended September 30, 2009	Year ended March 31, 2010
Net sales	4,367,948	3,333,296	2,206,822	1,737,838	7,417,980
Income (loss) before income taxes	144,553	(26,453)	60,223	25,312	(29,315)
Net income (loss)	84,035	(51,276)	36,297	10,080	(170,667)
Net income (loss) attributable to Panasonic Corporation	74,718	(46,868)	31,040	6,109	(103,465)
Total Panasonic Corporation shareholders’ equity	—	—	2,651,960	2,701,169	2,792,488
Total equity	—	—	3,537,845	3,106,106	3,679,773
Total assets	—	—	8,963,966	6,808,552	8,358,057
Panasonic Corporation shareholders’ equity per share of common stock (yen)	—	—	1,280.94	1,304.52	1,348.63
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	36.09	(22.63)	14.99	2.95	(49.97)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	—	—	29.6	39.7	33.4
Net cash provided by operating activities	247,322	156,230	—	—	522,333
Net cash used in investing activities	(92,216)	(20,219)	—	—	(323,659)
Net cash provided by (used in) financing activities	653,727	372,577	—	—	(56,973)
Cash and cash equivalents at end of period	—	—	1,868,406	1,459,505	1,109,912
Total employees (persons)	—	—	385,243	284,439	384,586

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	SANYO Electric Co., Ltd. (SANYO) and its subsidiaries became the Company’s consolidated subsidiaries in December 2009. As a result, total assets increased by 2,046,130 million yen, after deducting the Company’s investment in SANYO from the total assets acquired on acquisition date. The operating results of SANYO and its subsidiaries after January 2010 are included in the Company’s consolidated financial statements.

	3.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 661 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of six segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “SANYO,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, electric motors and batteries. “SANYO” includes solar cells, lithium-ion batteries, and optical pickups. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW, PanaHome and SANYO products are sold on a proprietary basis in Japan and overseas.

During the three months ended September 30, 2010, there were no major changes in principal businesses.

(3)	Changes in Affiliated Companies

During the three months ended September 30, 2010, SANYO, which is a consolidated subsidiary of the Company, transferred its entire shareholding of SANYO Electric Logistics Co., Ltd. (SANYO Logistics) to LS Holding Co., Ltd. Accordingly, SANYO Logistics was excluded from a consolidated subsidiary of the Company.

As of October 1, 2010, IPS Alpha Technology, Ltd., a consolidated subsidiary of the Company, integrated IPS Alpha Technology, Himeji, Ltd. and IPS Alpha Support Co., Ltd., and changed the company name to Panasonic Liquid Crystal Display Co., Ltd.

As of October 1, 2010, Panasonic Shikoku Electronics Co., Ltd., a consolidated subsidiary of the Company, changed the company name to Panasonic Healthcare Co., Ltd.

(4)	Number of Employees (as of September 30, 2010)

1. Consolidated:	385,243 persons
2. Parent-alone:	41,788 persons

II	The Business

(1)	Operating Results

During the second quarter under review, the global economy continued to recover gradually due mainly to economic stimulus government programs, despite uncertain economy in developed countries. In this business condition, Panasonic launched a new midterm management plan called “Green Transformation 2012 (GT12)” in the beginning of fiscal 2011.

Consolidated group sales for the second quarter increased 27% to 2,206,822 million yen from the second quarter of fiscal 2010.

Regarding earnings, operating profit* for the second quarter significantly increased to 85,130 million yen, up 74% from a year ago. This result was due mainly to strong sales, and streamlining of material costs and other general expenses, offsetting severe price competition and the appreciation of the yen. Pre-tax income for the second quarter was 60,223 million yen, up 138% from a year ago. This result was due mainly to other deductions, as the Company incurred business restructuring expenses and write-down of securities. Accordingly, net income for the second quarter was 36,297 million yen, up 260% from a year ago, and net income attributable to Panasonic Corporation was 31,040 million yen, up 408% from a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The following information shows the operating results by business segment for the second quarter. The Company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Component and Devices in the fiscal 2010 second quarter are reclassified to conform to the presentation for fiscal 2011.

Digital AVC Networks

Sales in this segment amounted to 826,106 million yen, a decrease of 1% compared with a year ago, due mainly to the appreciation of the yen, despite favorable sales of Blu-ray Disc recorders, mobile phones, and automotive electronics. Operating profit increased to 33,418 million yen, up 27% from a year ago. This was due mainly to a fixed cost reduction and comprehensive streamlining efforts.

Home Appliances

Sales in this segment amounted to 313,894 million yen, an increase of 9% compared with a year ago, due mainly to favorable sales in air conditioners and compressors. Operating profit amounted to 16,905 million yen, up 110% compared a year ago, due mainly to favorable sales and comprehensive streamlining efforts.

PEW and PanaHome

Sales in this segment amounted to 442,788 million yen, an increase of 6% compared with a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales increased mainly in devices, such as automation controls, and in home appliances, such as personal-care products. For PanaHome Corporation and its subsidiaries, sales slightly decreased due mainly to lower sales in detached housing construction compared with last fiscal year. Operating profit amounted to 22,484 million yen, up 88% from a year ago, due mainly to a fixed cost reduction.

Components and Devices

Sales in this segment amounted to 244,667 million yen, the same level as a year ago. Sales of general electronic components were favorable, while sales in semiconductors and batteries decreased. Operating profit amounted to 13,624 million yen, up 2% compared with a year ago.

SANYO

Sales in this segment totaled 416,686 million yen. Sales of solar cells and car-related equipments, such as car navigation systems, were strong because of economic stimulus programs in several countries, as well as favorable sales of electronic components by steady demand in PCs. Operating profit resulted in 1,070 million yen, even after incurring the expenses, such as amortization of intangible assets recorded at acquisition.

Other

Sales in this segment totaled 284,925 million yen, up 18% compared with a year ago, due mainly to a significant sales increase in factory automation equipment. Operating profit also improved to 10,226 million yen, 239% up compared with a year ago.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of September 30, 2010 increased by 612,935 million yen to 8,963,966 million yen compared with 8,351,031 million yen at the end of the first quarter of fiscal 2011. This was due mainly to an increase in cash and cash equivalents by issuing short-term bonds, despite a decrease in investments and advances affected by a decline of the market value in investments.

With regard to liabilities, total liabilities amounted to 5,426,121 million yen, an increase of 621,032 million yen compared with the end of the first quarter of fiscal 2011. This was due mainly to the issuance of short-term bonds.

Panasonic Corporation shareholders’ equity increased by 1,227 million yen, compared with the end of the first quarter of fiscal 2011, to 2,651,960 million yen. This result was due primarily to an increase in retained earnings by incurring quarterly net income attributable to Panasonic Corporation, despite a deterioration in accumulated other comprehensive income (loss) influenced by the appreciation of the yen and a decline of market value in investments. Noncontrolling interests decreased by 9,324 million yen to 885,885 million yen due primarily to the appreciation of the yen.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the fiscal 2011 second quarter totaled 102,438 million yen, an increase of 16,224 million yen from a year ago. This was due primarily to an increase of quarterly net income and depreciation, despite an increase in inventories.

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2011 second quarter amounted to 111,603 million yen compared with cash inflow of 63,068 million yen a year ago. This difference from a year ago was due primarily to a significant decrease in time deposits in last fiscal year.

Cash flows from financing activities

Net cash provided by financing activities in the fiscal 2011 second quarter amounted to 723,226 million yen, an increase of 432,073 million yen from a year ago. This was due mainly to an increase of proceeds from short-term bonds issued by the Company and certain overseas subsidiaries, offsetting a decrease in long-term debt.

All these activities associated with the effect of exchange rate fluctuations resulted in cash and cash equivalents of 1,868,406 million yen as of September 30, 2010, up 699,169 million yen, compared with the end of the first quarter of fiscal 2011.

(5)	Research and Development

Panasonic’s R&D expenditures for the second quarter of fiscal 2011 totaled 132,145 million yen. There were no significant changes in R&D activities for the period.

(6)	Risk Factors

There were no risks newly identified during the three months ended September 30, 2010. However, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year and the quarterly report of the first quarter of this fiscal year as follows.

Alliances with, and strategic investments in, third parties, and mergers and acquisitions undertaken by Panasonic, may not produce positive or expected results

Panasonic develops its businesses by forming alliances or joint ventures with, and making strategic investments in, other companies, including investments in start-up companies. Furthermore, the strategic importance of partnering with third parties is increasing. In some cases, such partnerships are crucial to Panasonic’s goal of introducing new products and services, but Panasonic may not be able to successfully collaborate or achieve expected synergies with its partners. Furthermore, Panasonic does not control these partners, who may make decisions regarding their business undertakings with Panasonic that may be contrary to Panasonic’s interests. In addition, if these partners change their business strategies, Panasonic may fail to maintain these partnerships. Panasonic, Panasonic Electric Works (“PEW”) and SANYO Electric Co., Ltd. (“SANYO”) resolved, at their respective meetings of the Boards of Directors held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO in order to make them wholly-owned subsidiaries of Panasonic (the “Acquisitions”) by around April 2011 by way of tender offers and, thereafter, share exchanges. Panasonic conducted, pursuant to the resolution of its above-mentioned Board of Directors meeting, the tender offers for the shares of PEW and SANYO at a purchase price of 1,110 yen per share of PEW common stock and 138 yen per share of SANYO common stock during a tender offer period from August 23, 2010 through October 6, 2010, and as a result, Panasonic’s shareholdings of PEW and SANYO became approximately 84% and 81%, respectively. In order to complete the Acquisitions, Panasonic plans to implement share exchanges by which each of PEW and SANYO will become a wholly-owned subsidiary of Panasonic by around April 2011. However, Panasonic may not be able to promptly complete the Acquisitions or realize the business reorganization which is scheduled thereafter. Furthermore, even if Panasonic completes the Acquisitions, Panasonic may fail to sufficiently achieve the expected results of the Acquisitions, such as promotion of rapid decision-making and maximization of group synergies.

Note:	The forward-looking statements in the above information are based on our belief as of the filing date of this quarterly report.

(7)	Others

1. Withdrawal of shelf registration in Japan for future equity offerings

On October 7, 2010, the Company withdrew the Shelf Registration Statement filed on July 29, 2010 in Japan for offerings of its shares of common stock, pursuant to the resolution of the Company’s Board of Directors held on the same day.

Summary of the Shelf Registration Statement that was withdrawn was as follows:

Type of securities to be offered: Common stock of Panasonic Corporation

Planned issuance period: Within one year commencing from the effective date of the Shelf Registration Statement (from August 12, 2010 until August 11, 2011)

Offering method: Public offering in Japan

Planned amount of issuance: Up to JPY 500 billion

Use of proceeds: To repay short-term interest-bearing debt

2. An increase in the maximum amount of short-term bonds

On July 29, 2010, the Company’s Board of Directors resolved to increase the maximum amount of outstanding short-term bonds issued and to be issued by the Company from 300 billion yen to 500 billion yen, and the total maximum amount of outstanding short-term notes issued and to be issued by certain overseas consolidated subsidiaries from 2 billion U.S. dollars to 4 billion U.S. dollars, in order to flexibly meet its short-term financial liquidity requirements.

III	Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

During the three months ended September 30, 2010, there were no significant changes in major property, plant and equipment.

(2)	Plan of the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended September 30, 2010, there were no significant changes in plan of the purchase and retirement of major property, plant and equipment from the last fiscal year. During the three months ended September 30, 2010, the Company does not have any current plans to purchase, expand, refurbish, retire and dispose major property, plant and equipment.

During the three months ended September 30, 2010, the Company invested a total of 102,425 million yen in property, plant and equipment, with an emphasis on production facilities in such priority business areas as flat-panel TVs and batteries. The breakdown of capital investment by business segment is as follows:

Business Segment	Yen (millions)
Digital AVC Networks	26,821
Home Appliances	9,528
PEW and PanaHome	9,855
Components and Devices	17,396
SANYO	35,839
Other	1,174

Subtotal	100,613
Corporate	1,812

Total	102,425

IV	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2010: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2010: 258,740 million yen

(3)	Stock Price

The following table sets forth the monthly reported high and low market prices per share of the Company’s common stock on the Tokyo Stock Exchange for the first six months of fiscal 2011:

	Yen
	April	May	June	July	August	September
High	1,480	1,348	1,288	1,212	1,155	1,170
Low	1,345	1,123	1,104	1,040	1,027	1,050

CONTENTS

V	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2010

	Yen (millions)
Assets	September 30, 2010	March 31, 2010
Current assets:
Cash and cash equivalents	1,868,406	1,109,912
Time deposits	102,076	92,032
Trade receivables:
Notes	77,615	74,283
Accounts (Note 12)	1,102,665	1,134,915
Allowance for doubtful receivables	(22,906)	(24,158)

Net trade receivables	1,157,374	1,185,040

Inventories (Note 2)	1,010,673	913,646
Other current assets (Notes 12 and 13)	459,005	505,418

Total current assets	4,597,534	3,806,048

Investments and advances (Notes 3 and 13)	533,569	636,762

Property, plant and equipment (Note 5):
Land	385,279	391,394
Buildings	1,757,887	1,767,674
Machinery and equipment	2,234,098	2,303,633
Construction in progress	125,708	128,826

	4,502,972	4,591,527
Less accumulated depreciation	2,590,061	2,635,506

Net property, plant and equipment	1,912,911	1,956,021

Other assets:
Goodwill	920,312	923,001
Intangible assets (Note 5)	576,481	604,865
Other assets	423,159	431,360

Total other assets	1,919,952	1,959,226

	8,963,966	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2010

	Yen (millions)
Liabilities and Equity	September 30, 2010	March 31, 2010
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 11 and 13)	1,113,805	299,064
Trade payables:
Notes	57,532	59,608
Accounts (Note 12)	1,031,154	1,011,838

Total trade payables	1,088,686	1,071,446

Accrued income taxes	59,446	39,154
Accrued payroll	159,753	149,218
Other accrued expenses	818,935	826,051
Deposits and advances from customers	67,729	64,046
Employees’ deposits	9,704	10,009
Other current liabilities (Notes 12 and 13)	362,201	356,875

Total current liabilities	3,680,259	2,815,863

Noncurrent liabilities:
Long-term debt (Note 13)	950,131	1,028,928
Retirement and severance benefits	415,931	435,799
Other liabilities	379,800	397,694

Total noncurrent liabilities	1,745,862	1,862,421

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus	1,126,269	1,209,516
Legal reserve	93,949	93,307
Retained earnings	2,413,210	2,349,487
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(445,087)	(352,649)
Unrealized holding gains of available-for-sale securities (Note 3)	10,353	40,700
Unrealized gains of derivative instruments (Note 12)	1,728	1,272
Pension liability adjustments	(136,507)	(137,555)

Total accumulated other comprehensive income (loss)	(569,513)	(448,232)

Treasury stock, at cost (Note 6)	(670,695)	(670,330)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,651,960	2,792,488

Noncontrolling interests (Note 10)	885,885	887,285

Total equity (Note 10)	3,537,845	3,679,773
Commitments and contingent liabilities (Notes 4 and 14)

	8,963,966	8,358,057

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Six months ended September 30, 2010 and 2009

	Yen (millions)
	Six months ended September 30
	2010	2009
Revenues, costs and expenses:
Net sales	4,367,948	3,333,296
Cost of sales (Note 12)	(3,199,550)	(2,423,537)
Selling, general and administrative expenses	(999,430)	(880,902)
Interest income	5,717	6,044
Dividends received	3,483	4,103
Other income (Notes 11 and 12)	30,260	16,603
Interest expense	(14,285)	(11,566)
Other deductions (Notes 5, 11, 12 and 13)	(49,590)	(70,494)

Income (loss) before income taxes	144,553	(26,453)
Provision for income taxes	64,147	22,774
Equity in earnings (losses) of associated companies	3,629	(2,049)

Net income (loss) (Note 10)	84,035	(51,276)
Less net income (loss) attributable to noncontrolling interests (Note 10)	9,317	(4,408)

Net income (loss) attributable to Panasonic Corporation (Note 10)	74,718	(46,868)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	36.09	(22.63)
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended September 30, 2010 and 2009

	Yen (millions)
	Three months ended September 30
	2010	2009
Revenues, costs and expenses:
Net sales	2,206,822	1,737,838
Cost of sales (Note 12)	(1,628,763)	(1,252,666)
Selling, general and administrative expenses	(492,929)	(436,132)
Interest income	2,948	3,131
Dividends received	425	686
Other income (Notes 11 and 12)	15,278	7,458
Interest expense	(6,904)	(5,521)
Other deductions (Notes 5, 11, 12 and 13)	(36,654)	(29,482)

Income before income taxes	60,223	25,312
Provision for income taxes	25,810	15,022
Equity in earnings (losses) of associated companies	1,884	(210)

Net income (Note 10)	36,297	10,080
Less net income attributable to noncontrolling interests	5,257	3,971

Net income attributable to Panasonic Corporation	31,040	6,109

	Yen
Net income per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	14.99	2.95
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2010 and 2009

	Yen (millions)
	Six months ended September 30
	2010	2009
Cash flows from operating activities:
Net income (loss) (Note 10)	84,035	(51,276)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	179,685	131,316
Net gain on sale of investments	(6,876)	(407)
Provision for doubtful receivables	3,097	1,790
Deferred income taxes	(1,484)	25,092
Write-down of investment securities (Notes 11 and 13)	25,691	2,859
Impairment losses on long-lived assets (Notes 5 and 13)	2,195	7,559
Cash effects of change in:
Trade receivables	(3,131)	(98,019)
Inventories	(132,022)	(22,586)
Other current assets	(4,132)	(16,612)
Trade payables	51,612	140,974
Accrued income taxes	20,462	4,270
Accrued expenses and other current liabilities	41,421	20,168
Retirement and severance benefits	(18,911)	(8,357)
Deposits and advances from customers	3,004	2,284
Other	2,676	17,175

Net cash provided by operating activities	247,322	156,230

Cash flows from investing activities:
Proceeds from disposition of investments and advances	59,624	34,837
Increase in investments and advances	(2,633)	(3,926)
Capital expenditures	(200,728)	(203,219)
Proceeds from disposals of property, plant and equipment	72,771	18,544
(Increase) decrease in time deposits	(14,412)	154,792
Other	(6,838)	(21,247)

Net cash used in investing activities	(92,216)	(20,219)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2010 and 2009

	Yen (millions)
	Six months ended September 30
	2010	2009
Cash flows from financing activities:
Increase (decrease) in short-term debt	798,043	383,023
Proceeds from long-term debt	2,425	45,830
Repayments of long-term debt	(65,884)	(21,870)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(10,353)	(15,530)
Dividends paid to noncontrolling interests (Note 10)	(8,072)	(9,071)
Repurchase of common stock (Note 10)	(386)	(43)
Sale of treasury stock (Note 10)	14	16
Purchase of noncontrolling interests (Note 10)	(61,759)	(10,198)
Other	(301)	420

Net cash provided by financing activities	653,727	372,577

Effect of exchange rate changes on cash and cash equivalents	(50,339)	(22,950)

Net increase (decrease) in cash and cash equivalents	758,494	485,638

Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	1,868,406	1,459,505

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the six months ended September 30, 2010 were as follows: Digital AVC Networks—35%, Home Appliances—14%, PEW and PanaHome*—17%, Components and Devices—9%, SANYO*—19%, and Other—6%. A sales breakdown by geographical market was as follows: Japan—50%, North and South America—13%, Europe—10%, and Asia and Others—27%.

Sales by product category for the three months ended September 30, 2010 were as follows: Digital AVC Networks—35%, Home Appliances—14%, PEW and PanaHome*—18%, Components and Devices—9%, SANYO*—18%, and Other—6%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—12%, Europe—9%, and Asia and Others—28%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through a voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 661 consolidated subsidiaries and 233 associated companies under equity method as of September 30, 2010.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2010, the Company adopted Accounting Standards Update (ASU) 2009-16, “Accounting for Transfers of Financial Assets.” ASU2009-16 removes the concept of a qualifying special-purpose entity (QSPE) from ASC 860, “Transfers and Servicing,” and the exception from applying ASC 810 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. ASU 2009-16 also clarifies ASC 860’s sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of ASU 2009-16 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2010, the Company adopted ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17, which amends ASC 810, revises the test for determining the primary beneficiary of a Variable Interest Entities (VIE) from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party (if any) with the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The adoption of ASU 2009-17 did not have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at September 30 and March 31, 2010 are summarized as follows:

	Yen (millions)
	September 30, 2010	March 31, 2010
Finished goods	552,745	497,153
Work in process	174,108	159,699
Raw materials	283,820	256,794

	1,010,673	913,646

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at September 30 and March 31, 2010 are as follows:

	Yen (millions)
	September 30, 2010
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	257,191	307,701	50,510
Corporate and government bonds	2,041	2,180	139
Other debt securities	564	564	—

	259,796	310,445	50,649

	Yen (millions)
	March 31, 2010
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	275,579	379,358	103,779
Corporate and government bonds	3,894	3,961	67
Other debt securities	568	585	17

	280,041	383,904	103,863

The carrying amount of the Company’s held-to-maturity securities totaled 1,954 million yen at March 31, 2010.

The carrying amounts of the Company’s cost method investments totaled 28,241 million yen and 22,039 million yen at September 30 and March 31, 2010, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at September 30, 2010 are as follows:

Yen (millions)
Due within 1 year	78,342
Due after 1 year within 2 years	53,115
Due after 2 years within 3 years	37,856
Due after 3 years within 4 years	21,953
Due after 4 years within 5 years	4,534
Thereafter	3,695

Total minimum lease payments	199,495

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 2,195 million yen and 1,990 million yen of long-lived assets for the six months and three months ended September 30, 2010, respectively. Impairment losses mainly related to “PEW and PanaHome” segment.

The Company recognized impairment losses in the aggregate of 7,559 million yen and 6,528 million yen of long-lived assets for the six months and three months ended September 30, 2009, respectively. Impairment losses mainly related to “Components and Devices” segment. The Company recorded the impairment losses of manufacturing facilities related to overseas motor business for the three months ended September 30, 2009. The Company decided to divest one of its motor businesses as part of the motor business structural reform and estimated that the carrying amounts of the assets would not be recovered through future cash flows. The fair value of the assets was determined based on discounted estimated future cash flows expected to result from their use and eventual disposition.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of September 30 and March 31, 2010 are as follows:

	Number of shares
	September 30, 2010	March 31, 2010
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	382,723,437	382,448,008

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of September 30 and March 31, 2010 are as follows:

	Yen
	September 30, 2010	March 31, 2010
Panasonic Corporation shareholders’ equity per share	1,280.94	1,348.63

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the six months ended September 30, 2010 and 2009 are as follows:

	Yen (millions)
	Six months ended September 30
	2010	2009
Net income (loss) attributable to Panasonic Corporation common shareholders	74,718	(46,868)

	Number of shares
	Six months ended September 30
	2010	2009
Average common shares outstanding	2,070,372,312	2,070,632,113

	Yen
	Six months ended September 30
	2010	2009
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	36.09	(22.63)

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period, respectively.

A reconciliation of the numerators and denominators of the basic and diluted net income per share attributable to Panasonic Corporation common shareholders computation for the three months ended September 30, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended September 30
	2010	2009
Net income attributable to Panasonic Corporation common shareholders	31,040	6,109

	Number of shares
	Three months ended September 30
	2010	2009
Average common shares outstanding	2,070,332,522	2,070,627,094

	Yen
	Three months ended September 30
	2010	2009
Net income per share attributable to Panasonic Corporation common shareholders:
Basic	14.99	2.95

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period, respectively.

(9)	Cash Dividends

On May 7, 2010, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 10,353 million yen on outstanding common stock as of March 31, 2010. The dividends, which became effective on May 31, 2010, were sourced out of retained earnings.

On October 29, 2010, the board of directors approved an interim dividend of 5.0 yen per share, totaling 10,352 million yen on outstanding common stock as of September 30, 2010. The dividends, which will become effective on November 30, 2010, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the six months ended September 30, 2010 and 2009 are as follows:

	Yen (millions)
	Six months ended September 30, 2010
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	2,792,488	887,285	3,679,773
Dividends paid to Panasonic Corporation shareholders	(10,353)	—	(10,353)
Dividends paid to noncontrolling interests	—	(8,072)	(8,072)
Repurchase of common stock	(386)	—	(386)
Sale of treasury stock	14	—	14
Equity transactions with noncontrolling interests	(83,240)	23,785	(59,455)
Other	—	(2,819)	(2,819)
Comprehensive income (loss):
Net income	74,718	9,317	84,035
Other comprehensive income (loss), net of tax:
Translation adjustments	(92,438)	(21,890)	(114,328)
Unrealized holding gains (losses) of available-for-sale securities	(30,347)	(2,070)	(32,417)
Unrealized holding gains (losses) of derivative instruments	456	(30)	426
Pension liability adjustments	1,048	379	1,427

Total comprehensive income (loss)	(46,563)	(14,294)	(60,857)

Balance at September 30, 2010	2,651,960	885,885	3,537,845

	Yen (millions)
	Six months ended September 30, 2009
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2009	2,783,980	428,601	3,212,581
Dividends paid to Panasonic Corporation shareholders	(15,530)	—	(15,530)
Dividends paid to noncontrolling interests	—	(9,071)	(9,071)
Repurchase of common stock	(43)	—	(43)
Sale of treasury stock	16	—	16
Equity transactions with noncontrolling interests	(8,116)	(2,082)	(10,198)
Other	—	51	51
Comprehensive income (loss):
Net income (loss)	(46,868)	(4,408)	(51,276)
Other comprehensive income (loss), net of tax:
Translation adjustments	(49,461)	(7,364)	(56,825)
Unrealized holding gains of available-for-sale securities	31,759	1,307	33,066
Unrealized holding gains of derivative instruments	6,981	37	7,018
Pension liability adjustments	(1,549)	(2,134)	(3,683)

Total comprehensive income (loss)	(59,138)	(12,562)	(71,700)

Balance at September 30, 2009	2,701,169	404,937	3,106,106

Comprehensive loss for the three months ended September 30, 2010 and 2009 amounted to 1,036 million yen and 40,817 million yen, respectively. Comprehensive loss for the three months ended September 30, 2010 and 2009 includes “Net income” in the amount of 36,297 million yen and 10,080 million yen, and other comprehensive loss, net of tax, in the amount of 37,333 million yen and 50,897 million yen, respectively.

(11)	Supplementary Information

Included in other deductions for the six months and three months ended September 30, 2010 and 2009 are as follows:

	Yen (millions)
	Six months ended September 30
	2010	2009
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	1,605	22,694
Write-down of investment securities	25,691	2,859
Foreign exchange losses	—	5,190

	Yen (millions)
	Three months ended September 30
	2010	2009
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	678	1,108
Write-down of investment securities	25,154	2,330
Foreign exchange losses	—	470

Foreign exchange gains included in other income for the six months and three months ended September 30, 2010 are 6,754 million yen and 5,945 million yen, respectively.

Net periodic benefit cost for the six months ended September 30, 2010 and 2009 are 29,003 million yen and 35,870 million yen, respectively. Net periodic benefit cost for the three months ended September 30, 2010 and 2009 are 14,519 million yen and 17,935 million yen, respectively.

824,731 million yen of short-term bonds, which were newly issued during the six months ended September 30, 2010, are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of September 30, 2010.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at September 30, 2010 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at September 30, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	5,101	Other current liabilities	(2,067)
Commodity futures	Other current assets	4,380	Other current liabilities	(786)

Total derivatives designated as hedging instruments under ASC 815		9,481		(2,853)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	6,901	Other current liabilities	(12,269)
Cross currency swaps	—	—	Other current liabilities	(3,207)
Commodity futures	Other current assets	4,381	Other current liabilities	(4,381)

Total derivatives not designated as hedging instruments under ASC 815		11,282		(19,857)

Total derivatives		20,763		(22,710)

The fair values of derivative instruments at March 31, 2010 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	415	Other current liabilities	(1,971)
Commodity futures	Other current assets	11,330	Other current liabilities	(3,345)

Total derivatives designated as hedging instruments under ASC 815		11,745		(5,316)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	8,590	Other current liabilities	(2,307)
Cross currency swaps	—	—	Other current liabilities	(283)
Interest rate swaps	Other current assets	23	—	—
Commodity futures	Other current assets	1,231	Other current liabilities	(1,231)

Total derivatives not designated as hedging instruments under ASC 815		9,844		(3,821)

Total derivatives		21,589		(9,137)

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(7,774)

Total		(7,774)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	8,744

Total		8,744

Fair value hedges resulted in gains of 970 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	10,750	Other income (deductions)	7,641
Commodity futures	1,543	Cost of sales	268

Total	12,293		7,909

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	628
Commodity futures	—	—

Total		628

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	11,976
Cross currency swaps	Other income (deductions)	(2,924)
Interest rate swaps	Other income (deductions)	(23)
Commodity futures	Other income (deductions)	0

Total		9,029

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	22,743

Total		22,743

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(21,815)

Total		(21,815)

Fair value hedges resulted in gains of 928 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	2,992	Other income (deductions)	(5,772)
Cross currency swaps	(291)	Other income (deductions)	(16)
Commodity futures	2,756	Cost of sales	(1,020)

Total	5,457		(6,808)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	634
Cross currency swaps	—	—
Commodity futures	—	—

Total		634

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(8,720)
Cross currency swaps	Other income (deductions)	(647)
Commodity futures	Other income (deductions)	0

Total		(9,367)

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	6,069

Total		6,069

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(5,706)

Total		(5,706)

Fair value hedges resulted in gains of 363 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(1,924)	Other income (deductions)	9,481
Commodity futures	2,728	Cost of sales	(150)

Total	804		9,331

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	222
Commodity futures	—	—

Total		222

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(9,524)
Cross currency swaps	Other income (deductions)	(2,312)
Interest rate swaps	Other income (deductions)	(20)
Commodity futures	Other income (deductions)	0

Total		(11,856)

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2009 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	11,495

Total		11,495

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(10,983)

Total		(10,983)

Fair value hedges resulted in gains of 512 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	5,302	Other income (deductions)	370
Cross currency swaps	—	—	—
Commodity futures	1,985	Cost of sales	(315)

Total	7,287		55

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	570
Cross currency swaps	—	—
Commodity futures	—	—

Total		570

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	(4,103)
Cross currency swaps	Other income (deductions)	(966)
Commodity futures	Other income (deductions)	0

Total		(5,069)

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at September 30 and March 31, 2010 are as follows:

	Yen (millions)
	September 30, 2010		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	379,004	379,041	454,313	454,516
Liabilities:
Long-term debt, including current portion	(1,165,710)	(1,186,499)	(1,236,052)	(1,250,048)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	11,919	11,919	3,511	3,511
To buy foreign currencies	83	83	5,494	5,494
Interest rate swaps	—	—	23	23
Commodity futures:
To sell commodity	11	11	—	—
To buy commodity	8,750	8,750	12,561	12,561
Other current liabilities:
Forward:
To sell foreign currencies	(218)	(218)	(2,390)	(2,390)
To buy foreign currencies	(14,118)	(14,118)	(1,888)	(1,888)
Cross currency swaps	(3,207)	(3,207)	(283)	(283)
Commodity futures:
To sell commodity	(5,156)	(5,156)	(4,576)	(4,576)
To buy commodity	(11)	(11)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at September 30 and March 31, 2010:

	Yen (millions)
	September 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	307,701	—	—	307,701
Corporate and government bonds	—	2,180	—	2,180
Other debt securities	—	564	—	564

Total available-for-sale securities	307,701	2,744	—	310,445

Derivatives:
Foreign exchange contracts	—	12,002	—	12,002
Commodity futures	6,466	2,295	—	8,761

Total derivatives	6,466	14,297	—	20,763

Total	314,167	17,041	—	331,208

Liabilities:
Derivatives:
Foreign exchange contracts	—	(14,336)	—	(14,336)
Cross currency swaps	—	(3,207)	—	(3,207)
Commodity futures	(3,081)	(2,086)	—	(5,167)

Total derivatives	(3,081)	(19,629)	—	(22,710)

Total	(3,081)	(19,629)	—	(22,710)

	Yen (millions)
	March 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	379,358	—	—	379,358
Corporate and government bonds	—	3,961	—	3,961
Other debt securities	—	585	—	585

Total available-for-sale securities	379,358	4,546	—	383,904

Derivatives:
Foreign exchange contracts	—	9,005	—	9,005
Interest rate swaps	—	23	—	23
Commodity futures	12,561	—	—	12,561

Total derivatives	12,561	9,028	—	21,589

Total	391,919	13,574	—	405,493

Liabilities:
Derivatives:
Foreign exchange contracts	—	(4,278)	—	(4,278)
Cross currency swaps	—	(283)	—	(283)
Commodity futures	(3,345)	(1,231)	—	(4,576)

Total derivatives	(3,345)	(5,792)	—	(9,137)

Total	(3,345)	(5,792)	—	(9,137)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2010:

	Yen (millions)
	Six months ended September 30, 2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129

	Yen (millions)
	Three months ended September 30, 2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129

The Company classified the impaired security, representing a substantial portion of the write-down, in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment. The remaining impaired security is classified in Level 3 as the Company used unobservable inputs to value the investment.

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2009:

	Yen (millions)
	Six months ended September 30, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(2,151)	—	—	0	0
Long-lived assets	(7,559)	—	—	1,720	1,720

	Yen (millions)
	Three months ended September 30, 2009
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(2,151)	—	—	0	0
Long-lived assets	(6,528)	—	—	1,720	1,720

The Company classified the assets described above in Level 3, as the Company used unobservable inputs to value these assets with the recognition of impairment losses related to the assets. The fair value for the major assets of them was measured by estimated future cash flows.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At September 30, 2010, the maximum amount of undiscounted payments the Company would have to make in the event of default is 40,541 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30 and March 31, 2010 was insignificant.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2010, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions are met is 48,358 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30 and March 31, 2010 was insignificant.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. On September 30, 2010, the Company has entered into a plea agreement with the U.S. Department of Justice to resolve alleged antitrust violations relating to compressors for refrigerator use. This agreement did not have a material effect on the Company’s consolidated financial statements. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting”, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components and batteries. “SANYO” includes solar cells, lithium-ion batteries, optical pickups and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

The company transferred its motor business to Home Appliances on April 1, 2010. Accordingly, segment information for Home Appliances and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

By Business Segment

Information by business segment for the six months ended September 30, 2010 and 2009 is shown in the tables below:

	Yen (millions)
	Six months ended September 30
	2010	2009
Sales:
Digital AVC Networks:
Customers	1,628,103	1,584,014
Intersegment	29,725	20,056

Total	1,657,828	1,604,070
Home Appliances:
Customers	539,143	498,569
Intersegment	97,532	96,339

Total	636,675	594,908
PEW and PanaHome:
Customers	807,859	751,041
Intersegment	26,187	22,683

Total	834,046	773,724
Components and Devices:
Customers	323,747	320,527
Intersegment	157,185	136,298

Total	480,932	456,825
SANYO:
Customers	814,575	—
Intersegment	15,095	—

Total	829,670	—
Other:
Customers	254,521	179,145
Intersegment	305,831	266,951

Total	560,352	446,096
Eliminations	(631,555)	(542,327)

Consolidated total	4,367,948	3,333,296

	Yen (millions)
	Six months ended September 30
	2010	2009
Segment profit:
Digital AVC Networks	61,269	12,748
Home Appliances	49,164	26,663
PEW and PanaHome	30,832	4,174
Components and Devices	25,471	3,626
SANYO	6,079	—
Other	22,976	2,131
Corporate and eliminations	(26,823)	(20,485)

Total segment profit	168,968	28,857

Interest income	5,717	6,044
Dividends received	3,483	4,103
Other income	30,260	16,603
Interest expense	(14,285)	(11,566)
Other deductions	(49,590)	(70,494)

Consolidated income (loss) before income taxes	144,553	(26,453)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Information by business segment for the three months ended September 30, 2010 and 2009 is shown in the tables below:

	Yen (millions)
	Three months ended September 30
	2010	2009
Sales:
Digital AVC Networks:
Customers	811,239	820,922
Intersegment	14,867	9,843

Total	826,106	830,765
Home Appliances:
Customers	263,281	240,581
Intersegment	50,613	47,695

Total	313,894	288,276
PEW and PanaHome:
Customers	429,326	404,882
Intersegment	13,462	11,215

Total	442,788	416,097
Components and Devices:
Customers	163,945	172,202
Intersegment	80,722	71,294

Total	244,667	243,496
SANYO:
Customers	407,264	—
Intersegment	9,422	—

Total	416,686	—
Other:
Customers	131,767	99,251
Intersegment	153,158	142,127

Total	284,925	241,378
Eliminations	(322,244)	(282,174)

Consolidated total	2,206,822	1,737,838

	Yen (millions)
	Three months ended September 30
	2010	2009
Segment profit:
Digital AVC Networks	33,418	26,350
Home Appliances	16,905	8,068
PEW and PanaHome	22,484	11,979
Components and Devices	13,624	13,370
SANYO	1,070	—
Other	10,226	3,015
Corporate and eliminations	(12,597)	(13,742)

Total segment profit	85,130	49,040

Interest income	2,948	3,131
Dividends received	425	686
Other income	15,278	7,458
Interest expense	(6,904)	(5,521)
Other deductions	(36,654)	(29,482)

Consolidated income before income taxes	60,223	25,312

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area

Sales attributed to countries based upon the customer’s location for the six months ended September 30, 2010 and 2009 are as follows:

	Yen (millions)
	Six months ended September 30
	2010	2009
Sales:
Japan	2,189,551	1,776,047
North and South America	553,354	424,582
Europe	427,637	353,095
Asia and Others	1,197,406	779,572

Consolidated total	4,367,948	3,333,296

United States included in North and South America	464,011	365,055
China included in Asia and Others	626,922	376,150

Sales attributed to countries based upon the customer’s location for the three months ended September 30, 2010 and 2009 are as follows:

	Yen (millions)
	Three months ended September 30
	2010	2009
Sales:
Japan	1,135,154	917,277
North and South America	267,310	220,975
Europe	203,814	185,959
Asia and Others	600,544	413,627

Consolidated total	2,206,822	1,737,838

United States included in North and South America	225,994	189,481
China included in Asia and Others	322,462	202,384

There are no individually material countries of which should be separately disclosed in North and South America, Europe, Asia and Others, except for the United States of America and China.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a external major customer for the six months and three months ended September 30, 2010 and 2009.

(16)	Subsequent Events

Based on the board of directors meeting held on July 29, 2010, the Company conducted the tender offers for common shares of PEW and SANYO from August 23, 2010 through October 6, 2010. The aggregate purchase amount of the tender offers is 525.2 billion yen and, as a result of the tender offers, the equity ownership of the Company in PEW and SANYO is approximately 84% and 81%, respectively. Thereafter, the Company will make PEW and SANYO wholly-owned subsidiaries of the Company by around April 2011 by way of share exchanges.